Exhibit 17.1

Page | 1

November 18, 2016

Alexander Ludwig
President
Presidential Realty Corporation
Real Estate Investment Trust
1430 Broadway, Suite 503
New York, NY 10018

RE:	Presidential Realty Corporation: Resignation

Dear Alex:

My company has been experiencing significant growth thereby severely limiting any free time that I would otherwise enjoy. Therefore, for personal reasons, I regrettably must resign from the Board of Presidential Realty. This resignation is effective immediately.

Thank you for the opportunity to serve and I wish the company much success.

Respectfully submitted,

/s/ Jeffrey Rogers

Jeffrey Rogers

180 Maiden Lane, 10th Floor      .      New York, NY 10038      .      (917) 261-3272